FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company" or "High Tide")
Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

November 8, 2024.

Item 3: News Release

A news release was issued and disseminated via CNW Group Ltd. d/b/a Canada Newswire on November 13, 2024, a copy of which was filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4: Summary of Material Change

Effective November 8, 2024, High Tide closed the Final Tranche (as defined herein) of its previously disclosed subordinated debt facility of $1,000 principal subordinate secured debentures of the Company (each, a "Debenture") for aggregate gross proceeds of $15 million (the "Facility") at a price of $900 per Debenture, pursuant to subscription agreements with arm's length institutional credit providers (collectively, the "Lenders"). Pursuant to the Final Tranche, the Company issued 5,000 Debentures.

Item 5.1: Full Description of Material Change

The Debentures will mature on July 31, 2029, and bear interest at a fixed rate of 12% per annum on drawn amounts, payable quarterly. The Debentures are governed by the terms and conditions of a debenture trust indenture between the Company and Olympia Trust Company in its capacity as trustee and collateral agent. The Company may redeem the Debentures at any time prior to maturity, in whole or in part, upon sixty days' notice and payment of certain penalties as applicable. The Company's obligations under the Debentures are collaterally secured by general security and guarantee agreements from the Company and certain subsidiaries of the Company and rank in second position to the Company's existing senior lender.

Pursuant to the terms of the subscription agreements, the Debentures were to be drawn in two tranches: (i) $10,000,000 principal amount which was previously drawn on July 31, 2024, and (ii) $5,000,000 principal amount which has now been drawn (the "Final Tranche").

Ventum Capital Markets is acting as financial advisor to the Corporation in connection with arranging the Facility.

The net proceeds of the Facility will be used for debt repayment maturing on December 31, 2024, ongoing development of the Company's business model and general working capital purposes.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover
President, Chief Executive Officer, and Director
T: 403-770-9435
Email: raj@hightideinc.com

Item 9: Date of Report

November 14, 2024.